                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                  Schedule 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 1)


                         American Retirement Corporation
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   028913 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-(c)
         [X]   Rule 13d-1(d)







                                Page 1 of 5 Pages

CUSIP NO. 028913 10 1                   13G             PAGE  2    OF  5   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Robert A. Frist
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    588,038
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     3,800
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   588,038
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               3,800
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          591,838
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                  (a)    [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.5%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages



Item 1(a). Name of Issuer:              American Retirement Corporation
                                        ("ARC")

Item 1(b). Address of Issuer's          111 Westwood Place, Suite 402
           Principal Executive          Brentwood, Tennessee 37027
           Offices:

Item 2(a). Name of Person Filing:       Robert A. Frist ("Frist")

Item 2(b). Address of Principal         1326 Page Road
           Business Office:             Nashville, Tennessee 37205

Item 2(c). Organization/Citizenship:    United States citizen

Item 2(d). Title of Class               Common stock
           of Securities:               ("Common Stock")

Item 2(e). CUSIP Number:                028913 10 1

Item 3.    Inapplicable.

Item 4.    Ownership.





                        Total Shares                                                                                     Shared
                        of ARC Common            Percent           Sole              Shared               Sole           Power
                     Stock Beneficially            of             Voting             Voting              Power to          to
   Person                   Owned               Class(1)           Power              Power              Dispose         Dispose
   ------            -------------------        ----------        ----------        --------             ---------      --------
Frist                      591,838                3.5%            588,038(2)        3,800(3)            588,038(2)      3,800(3)

----------------

(1) Based on 17,117,553 shares of Common Stock outstanding as of December 31, 1998.
(2) Includes 31,735 shares owned by Frist's wife, 4,166 of which she has the right to acquire pursuant to the conversion provisions of ARC's
         5 3/4% Convertible Subordinated Debentures Due 2002. Does not include shares beneficially owned by Frist's children who are 18 years of age or older.
(3) Includes 3,800 shares beneficially owned by a partnership of which Frist is a general partner.

                                                               Page 4 of 5 Pages


Item 5.    Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Inapplicable.

Item 8.    Identification and Classification of Members of the Group.

           Inapplicable.

Item 9.    Notice of Dissolution of Group.

           Inapplicable.

Item 10.   Certification.

           Inapplicable.

                                                               Page 5 of 5 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                           Robert A. Frist


                                           /s/ Robert A. Frist
                                           -------------------------------------